Anil Dhirubhai Ambani Group

RECEIVED

2009 JAN 21 A 8:33

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

09045167

January 14, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 14, 2009 intimating the date of Board meeting to consider and approve the unaudited financial results of the Company for the quarter ended December 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl. :

PROCESSED
JAN 26 2009
THOMSON REUTERS

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RECEIVED

2009 JAN 21 A 8:33

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 14, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended December 31, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, January 23, 2009, *inter alia*, to consider and approve the Unaudited Financial Results of the Company for the quarter ended December 31, 2008.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 14, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Unaudited Financial Results for the quarter ended December 31, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, January 23, 2009, *inter alia*, to consider and approve the Unaudited Financial Results of the Company for the quarter ended December 31, 2008.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

END